January 3, 2006
via U.S. mail

JPMorgan Chase Bank, N.A., Trustee
Institutional Trust Services
Mr. Michael Ulrich
Eastern American Natural Gas Trust
700 Lavaca
Austin, Texas
78701

Re:	Eastern American Natural Gas Trust
		Draft Amendment No. 1 to Schedule 14D-9
      Filed December 29, 2005
	File No. 5-81162

Dear Mr. Ulrich:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4:  The Solicitation or Recommendation, page 2

(b)(7) Increased Fees and Expenses, page 9

1. See prior comment 8. We note your revisions to this discussion, however, it does not appear that you have indicated how much of an increase in expenses unitholders would incur if the exchange offer is consummated relative to expenses generated by the trust as administered currently.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or
Mara
Ransom, Office of Mergers & Acquisitions at (202) 551-3264 with any other questions.

									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Tom Adkins, Esq.
            	(512) 479-3940
Mr. Ulrich
JPMorgan Chase Bank, N.A., Trustee
Eastern American Natural Gas Trust
January 3, 2006
page 2



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